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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934*

Diana Containerships Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

Y2069P101
(CUSIP Number)

Attn: Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece 011 30 210 947 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Symeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
14,905

8.	SHARED VOTING POWER
541,101

9.	SOLE DISPOSITIVE POWER
14,905

10.	SHARED DISPOSITIVE POWER	[_]
541,101

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
556,006

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corozal Compania Naviera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
154,970

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
154,970

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
154,970

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ironwood Trading Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
309,941

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
309,941

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
309,941

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
76,190

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER	[_]
76,190

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
76,190

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Diana Containerships Inc.  (the “Shares”).  The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Corozal Compania Naviera S.A., a Panamanian corporation (“Corozal”), Ironwood Trading Corp., a Liberian corporation (“Ironwood”), Taracan Investments S.A., a Panamanian corporation (“Taracan”) and Symeon Palios (“Palios”), a citizen of Greece.  Corozal, Ironwood, Taracan and Palios are collectively referred to as the “Reporting Persons.”  Palios is the owner of a majority of the issued and outstanding shares of Corozal and Ironwood and is the sole owner of Taracan, and as a result of his ability to control the vote and disposition of the Shares through such entities may be deemed to have beneficial ownership of the Shares held by Corozal, Ironwood and Taracan.  Palios also owns directly 14,905 Shares of the Issuer.

The principal business address for each of the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Except with respect to the Shares held by Taracan set forth below in this Item 3, the Reporting Persons acquired the Shares of the Issuer as the result of the payment of a stock dividend on shares of Diana Shipping Inc., a majority owner of the Issuer immediately prior to such distribution, held by each of the Reporting Persons (the “Distribution”).  The Reporting Persons did not pay any additional consideration for the Shares and have not acquired or disposed of any Shares of the Issuer other than in the Distribution.

Taracan owns an aggregate of 76,190 Shares of Company that were issued pursuant to the Issuer’s 2010 Equity Incentive Plan prior to the time that the Issuer became a reporting company under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Item 4.	Purpose of Transaction.

Corozal and Ironwood acquired the Shares of the Issuer as the result of the payment of a stock dividend on shares of Diana Shipping Inc., a majority owner of the Issuer immediately prior to such distribution, held by Corozal and Ironwood (the “Distribution”).  As a result of the Distribution, Corozal received an aggregate of 154,970 Shares of the Issuer, Ironwood received an aggregate of 309,941 Shares of the Issuer and Palios received an aggregate of 14,905 Shares of the Issuer.

The Reporting Persons did not pay any additional consideration for the Shares and have not acquired or disposed of any Shares of the Issuer other than in the Distribution.

Taracan holds 76,190 Shares previously acquired.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

There were 6,106,161 Shares outstanding as of February 14, 2011.  Based on such information, the Reporting Persons report beneficial ownership of the following Shares:

The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 556,006 Shares, representing 9.1% of the Issuer’s outstanding Shares. Corozal owns an aggregate of 154,970 Shares of the Issuer, Ironwood owns an aggregate of 309,941 Shares of the Issuer and Taracan owns an aggregate of 76,190 Shares of the Issuer, representing 2.5% and 5.1% and 1.2% of the Issuer’s issued and outstanding shares, respectively.  Palios directly owns 14,905 Shares and indirectly, through the other Reporting Persons, may be deemed to beneficially own 541,101 Shares for an aggregate of 556,006 Shares of the Issuer, representing 9.1% the Issuer’s issued and outstanding shares.

Corozal has sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 154,970 Shares; Ironwood has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 309,941 Shares and Taracan has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 76,190 Shares.  Palios has the sole power to vote or direct the vote of 14,905 Shares; and has the shared power to vote or direct the vote of 541,101 Shares.

No transactions in the Shares, other than as described below, were effected by the Reporting Person during the past 60 days.  Effective January 18, 2011, Diana Shipping Inc. distributed an aggregate of 464,911 Shares to Corozal and Ironwood pursuant to a stock dividend of 0.032542 common shares of the Issuer for each share of common stock of Diana Shipping Inc. held on January 3, 2011.  Taracan owns an aggregate of 76,190 Shares of Company that were issued pursuant to the Issuer’s 2010 Equity Incentive Plan prior to the time that the Issuer became a reporting company under the Exchange Act.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are not party to any contracts, arrangements or understanding or relationships with respect to the Shares or any other security of the Issuer.

Item 7.	Material to be Filed as Exhibits.

A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)

Corozal Compania Naviera S.A.

By

/s/ Symeon Palios
-----------------------------
Symeon Palios
Principal

Ironwood Trading Corp.

By

/s/ Symeon Palios
-----------------------------
Symeon Palios
Principal

Taracan Investments S.A.

By

/s/ Symeon Palios
-----------------------------
Symeon Palios
Principal

/s/ Symeon Palios
----------------------------
Symeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated February 14, 2011, relating to the Common Stock par value $0.01 of Diana Containerships Inc. shall be filed on behalf of the undersigned.

February 14, 2011
-----------------------
(Date)

Corozal Compania Naviera S.A.

By

/s/ Symeon Palios
-----------------------------
Symeon Palios
Principal

Ironwood Trading Corp.

By

/s/ Symeon Palios
-----------------------------
Symeon Palios
Principal

Taracan Investments S.A.

By

/s/ Symeon Palios
-----------------------------
Symeon Palios
Principal

/s/ Symeon Palios
----------------------------
Symeon Palios